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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                             Under Section 14(d)(4)
                     Of the Securities Exchange Act of 1934

                                (Amendment No. 1)


                             Siliconix Incorporated
                        --------------------------------
                            (Name of Subject Company)


                             Siliconix Incorporated
                        --------------------------------
                       (Name of Persons Filing Statement)


                          Common Stock, $0.01 par value
                    -----------------------------------------
                         (Title of Class of Securities)


                                   827079 20 3
                ------------------------------------------------
                      (CUSIP Number of Class of Securities)

                          David M. Achterkirchen, Esq.
                         Skjerven Morrill MacPherson LLP
                            25 Metro Drive, Suite 700
                               San Jose, CA 95110
                                 (408) 453-9200
               --------------------------------------------------
                     (Name, address and telephone number of
                      person authorized to receive notices
                         and communications on behalf of
                          the persons filing statement)



                 [X] Check the box if the filing relates solely
                    to preliminary communications made before
                       the commencement of a tender offer.


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                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE



FOR MORE INFORMATION:      Swapan Banerjee
                           Senior Director
                           Siliconix incorporated (NASDAQ NMS: SILI)
                           (408)567-8400


    SILICONIX SPECIAL COMMITTEE APPOINTS INVESTMENT BANK AND LEGAL ADVISOR

         Santa Clara, CA--March 16, 2001--Siliconix incorporated (NASDAQ NMS:SILI) announced today that the special committee of its Board of Directors, appointed earlier this month to evaluate the proposal of its 80.4% stockholder Vishay Intertechnology, Inc. (NYSE:VSH) to purchase the outstanding shares of Siliconix it does not now own, has engaged the investment banking firm Lehman Brothers Inc. and law firm of Heller Ehrman White & McAuliffe LLP as independent advisors to assist the committee with its work. Vishay's proposed purchase price is $28.82 per share payable in cash.

         The special committee consists of Mark B. Segall, Senior Vice President and Director of Investment Banking of Investec Ernst & Company and Timothy V. Talbert, Vice President of Credit and Origination of Lease Corporation of America. As previously announced, the committee is authorized to communicate directly with representatives of Vishay about the terms and conditions of Vishay's proposal.

         Siliconix is a leading manufacturer of power MOSFETs, power IC and analog signal processing devices for computers, cell phones, fixed communications networks,

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automobiles and other electronic systems. The company uses Class 1, six-inch wafer fabs dedicated to the manufacture of power products in Santa Clara, California and Itzehoe, Germany. Power products are also manufactured by a subcontractor in Japan. Analog switches and multiplexers are fabricated by a subcontractor in Dresden, Germany, and small-signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include a company-owned facility in Taiwan, a facility in Shanghai, China, and subcontractors in the Philippines, China and the United States.

         If Vishay proceeds with converting its proposal to a firm offer, Siliconix will file a responsive solicitation/recommendation statement in response to that offer with the Securities and Exchange Commission. Because that document would contain important information, investors and security holders are advised to read it if and when it becomes available. Investors and security holders may obtain a free copy of the solicitation/recommendation statement (if and when available) and other documents filed by Siliconix at the SEC's web site www.sec.gov. They may also obtain the solicitation/recommendation statement and the other documents (if and when available) free of charge from Siliconix by directing a request to Siliconix incorporated, 2201 Laurelwood Road, Santa Clara, California 95054, telephone 408/567-8400, Attention: Investor Relations.